                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                         AMERICAN REALTY INVESTORS, INC.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   029174-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                               Dallas, Texas 75234
                                 (469) 522-4366
                           (469) 522-4360 (Facsimile)
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   May 1, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029174-10-9
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               BASIC CAPITAL MANAGEMENT, INC., FEI NO. 75-2261065
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEVADA
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
  NUMBER OF
                       8,103,953
    SHARES        --------------------------------------------------------------
                  8    SHARED VOTING POWER
 BENEFICIALLY
                       -0-
OWNED BY EACH     --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
  REPORTING
                       8,103,953
   PERSON         --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
    WITH
                       -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,103,953
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.24%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

     CUSIP NO. 029174-10-9
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     THE GENE E. PHILLIPS CHILDREN'S TRUST, I.D. NO. 13-6599759
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
  NUMBER OF
                       27,602
    SHARES        --------------------------------------------------------------
                  8    SHARED VOTING POWER
 BENEFICIALLY
                       -0-
OWNED BY EACH     --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
  REPORTING
                       27,602
   PERSON         --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
    WITH
                       -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,602
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP NO. 029174-10-9
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     TRANSCONTINENTAL REALTY INVESTORS, INC., FEI NO. 94-656582
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEVADA
--------------------------------------------------------------------------------
                  7)   SOLE VOTING POWER
  NUMBER OF
                       746,972
    SHARES        --------------------------------------------------------------
                  8)   SHARED VOTING POWER
 BENEFICIALLY
                       -0-
OWNED BY EACH     --------------------------------------------------------------
                   9)  SOLE DISPOSITIVE POWER
  REPORTING
                       746,972
   PERSON         --------------------------------------------------------------
                  10)  SHARED DISPOSITIVE POWER
    WITH
                       -0-
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     746,972
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 3 to Statement on Schedule 13D (this "Amendment No. 3") relates to shares of Common Stock, par value $0.01 per share (the "Shares") of American Realty Investors, Inc., a Nevada corporation (the "Issuer" or "ARL"), and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 and 2 thereto (the "Amended Statement") previously filed with the Securities and Exchange Commission (the "Commission") by the "Reporting Persons" described below. The principal executive offices of the Issuer are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 029174-10-9.

         This Amendment No. 3 to Schedule 13D is being filed due to an increase by more than one percent (1%) in the percentage ownership by Basic Capital Management, Inc. ("BCM") of Shares during the period from June 28, 2002 through May 1, 2003, in part as a result in the acquisition as a block of 1,437,209 Shares from another entity.

ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment No. 3 is filed on behalf of Basic Capital Management, Inc., a Nevada corporation ("BCM"), the Gene E. Phillips Children's Trust, a trust formed under the laws of the state of Texas (the "GEP Trust"), and Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI"), each of which has its principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of BCM, GEP Trust and TCI are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children and the executive officers of TCI are also executive officers of BCM. Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust. The executive officers of ARL are also executive officers of BCM and TCI. BCM also serves as the contractual advisor to ARL and TCI.

         Item 2 of the Amended Statement is hereby further amended as follows:

         On September 24, 2002, the Securities and Exchange Commission (the "SEC") filed a civil complaint, Civil Action No. 1:02CV01872 (D.D.C.), in a lawsuit styled Securities and Exchange Commission v. Basic Capital Management, Inc. and Gene E. Phillips, and the SEC issued an Order Instituting Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 (the "Exchange Act"), Making Findings and Imposing a Cease-and-Desist Order, In the Matter of Basic Capital Management, Inc., Nevada Sea Investments, Inc., International Health Products, Inc., One Realco Corporation, TacCO Financial, Inc. and Gene E. Phillips (Administrative Proceedings File No. 3-10898, Administrative Procedure Release No. 46538). In anticipation of the Order, Mr. Gene E. Phillips, BCM and four corporations affiliated with International Health Products, Inc., One Realco Corporation and TacCO Financial, Inc.) (together, the "Respondents") submitted an Offer of Settlement and consented, without admitting or denying any of the allegations, to the entry of a judgment ordering Mr. Phillips and BCM to pay a civil penalty of $850,000.

         The Order finds, among other things, that the Respondents violated
Section 10(b) and 13(d) of the Exchange Act, as amended, and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder, by failing to timely file reports required under Section 13(d) with respect to the securities of Greenbriar Corporation. Although none of the Respondents purchased more than five percent of Greenbriar's outstanding shares, their holdings together with the holdings of American Realty Trust, Inc., a Georgia corporation and now a wholly-owned subsidiary of ARL ("ART"), amounted to approximately 16.1% by June 1997. Between May 1996 and June 1997, the Respondents and ART accounted for approximately 54% of the total trading volume in Greenbriar stock. On particular days during the period, the Respondents bought all the Greenbriar stock traded. The Order requires the Respondents to cease and desist from committing or causing any violation of Sections 10(b) and 13(d) of the Exchange Act and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration paid by BCM to purchase the 1,437,209 Shares described in Item 5(c) below (a total of $15,324,415) came from advances under two existing revolving lines of credit notes, $9,234,415 was drawn by BCM on an $18,000,000 unsecured revolving line of credit note dated May 1, 2001 payable to the order of One Realco Corporation which bears interest at the Wall Street Journal prime rate plus 2% and matures on June 30, 2004. $6,000,000 was drawn by BCM on a $21,000,000 unsecured revolving line of credit note dated July 1, 2001 payable to the order of Syntek West, Inc., which bears interest at the Wall Street Journal prime rate plus 2% and matures on June 30, 2004.

         Each of the Reporting Persons have in the past utilized (and may in the future utilize) margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Shares owned by each. Since other securities are held in such accounts, it is impracticable at any time to determine the amounts, if any, borrowed with respect to any specific Shares and interest costs vary with applicable costs and account balances.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         The Amended Statement is hereby further amended as follows:

         (a) According to the latest information available from the Issuer, as of March 19, 2003, the total number of issued and outstanding Shares was 11,375,127 Shares. As of May 1, 2003, after giving effect to the transactions described in (c) below, the Reporting Persons own and hold directly and beneficially the following Shares:

                                           NO. OF SHARES OWNED              APPROXIMATE PERCENT
NAME                                            DIRECTLY                          OF CLASS
BCM                                             8,103,953                          71.24%
GEP Trust                                          27,602                           0.2%
TCI                                               746,972                           6.6%
                                                ---------                          ------
                                                8,878,527                          78.05%
                                                =========                          ======

         Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of BCM may be deemed to beneficially own the number of Shares owned by BCM described above; each of the directors of TCI may be deemed to beneficially own the number of Shares owned by TCI described above; Ryan T. Phillips as a beneficiary of the GEP Trust may be deemed to beneficially own the Shares held directly by the GEP Trust. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:


                                                                             NO. OF
                                                                             SHARES
                                                                          BENEFICIALLY                 PERCENT OF
       NAME OF DIRECTOR                         ENTITY                        OWNED                       CLASS
Ryan T. Phillips                              BCM and GEP                   8,131,555                     71.49%
                                                 Trust
Donald W. Phillips                             GEP Trust                       27,602                      0.20%
Mickey Ned Phillips                               BCM                       8,103,953                     71.24%
Ted P. Stokely                                    TCI                         746,972                      6.60%
Henry A. Butler                                   TCI                         746,972                      6.60%
Martin L. White                                   TCI                         746,972                      6.60%
Earl D. Cecil                                     TCI                         746,972                      6.60%
                                                                            ---------                     ------
         Total Shares beneficially owned                                    8,878,527                     78.05%
         by Reporting Persons and                                           =========                     ======
         individuals listed above:

         (b) Each of the directors of BCM share voting and dispositive power over the 8,103,953 Shares held by BCM. Each of the directors of TCI have shared voting and dispositive power over the 746,972 Shares held by TCI. The Trustee of the GEP Trust has complete voting and dispository power over the 27,602 Shares held by the GEP Trust.

         (c) During the sixty calendar days ended May 1, 2003, except for the transactions that are described below, the Reporting Persons in any and their respective executive officers and directors did not engage in any transaction of the Shares or any other equity interests derivative thereof. During the period from July 11, 2002 (the day after the date of Amendment No. 2), through January 24, 2003, after giving effect to one correction, BCM acquired a net amount of 40,800 Shares in 62 open market transactions at prices ranging from $8.00 to $10.65 per Share. Such purchases increased BCM's ownership of Shares to 6,666,744 as of January 23, 2003. During the sixty calendar days ended May 1, 2003, none of the Reporting Persons effected any transaction in the Shares except for BCM's purchase of 1,437,209 Shares described below.

         On May 1, 2003, BCM purchased from One Realco Corporation 1,437,209 Shares of ARL at a price of $10.60 per Share in cash (an aggregate of $15,234,415), the full amount of which was then paid by One Realco

Corporation to BCM to reduce outstanding principal and interest under a revolving line of credit promissory note originally dated May 1, 2001 executed by One Realco Corporation payable to the order of BCM. After giving effect to such sale, One Realco Corporation ceased to own any Shares of ARL, and the ownership by BCM of ARL Shares increased by 1,437,209.

         (d) No person other than the Reporting Persons or their respective Board of Directors or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by BCM, TCI and the GEP Trust.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended Statement is hereby further amended to read as follows:

         BCM has pledged 250,000 Shares to Jacksonville Bank and 1,772,485 Shares to Consolidated National Corporation pursuant to loan agreements with such lenders. The 1,437,209 Shares purchased by BCM from One Realco Corporation are also pledged to Consolidated National Corporation as an accommodation pledge for its loan to BCM.

         BCM also pledged 100,000 Shares to Beal Bank, and 737,100 Shares to Preferred Bank as accommodation pledges in connection with loans from such lenders to ARL. BCM pledged 355,000 Shares to RMR Investments as an accommodation pledge on behalf of ARL in connection with a loan from RMR Investments to ARL which is also secured by real property. BCM has also pledged 249,810 Shares to First Enterprise Bank as an accommodation pledge on behalf of Bordeaux Investments Two, LLC for a loan from such bank to Bordeaux Investments Two, LLC. BCM also pledged 50,000 Shares to First National Bank of Central Texas as an accommodation pledge on behalf of One Realco Corporation for a loan from such bank to One Realco Corporation.

         Of the balance of the Shares owned by BCM, 3,152,349 are held in bank and brokerage accounts along with other securities owned by BCM. As such, those 3,152,349 Shares may be deemed to be "collateral" for any borrowings made from time to time pursuant to the customary margin or other account arrangements with such banks and/or brokers. Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         Of the Shares owned by the GEP Trust, 10,000 Shares are pledged to First National Bank of Central Texas as an accommodation pledge on behalf of One Realco Corporation for a loan from such bank to One Realco Corporation.

         Each of the loans pursuant to which Shares have been pledged by BCM or the GEP Trust bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         All 746,972 Shares owned by TCI may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Sinex Securities LLC relating to a brokerage account of TCI, which is a stock margin account maintained by TCI with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         Except as set forth in the preceding paragraph, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 to Statement on Schedule 13D is true, complete and correct.

         Dated: May 1, 2003

                               BASIC CAPITAL MANAGEMENT, INC.



                               By:  /s/ RONALD E. KIMBROUGH
                                   -------------------------------------------
                                     Ronald E. Kimbrough
                                     Executive Vice President and
                                     Chief Financial Officer


                               TRANSCONTINENTAL REALTY INVESTORS, INC.



                               By:  /s/ RONALD E. KIMBROUGH
                                   -------------------------------------------
                                     Ronald E. Kimbrough
                                     Executive Vice President and
                                     Chief Financial Officer


                               GENE E. PHILLIPS CHILDREN'S TRUST



                               By:  /s/ DONALD W. PHILLIPS
                                   -------------------------------------------
                                        Donald W. Phillips, Trustee